Exhibit 99.3
27 May 2010
James Hardie Industries SE
Results for the 4th Quarter and Full Year Ended 31 March 2010

	Three Months and Full Year Ended 31 March
					%					%
US GAAP - US$ Millions	Q4 FY10		Q4 FY09		Change	FY10		FY09		Change

Net Sales
USA and Europe Fibre Cement		$196.8		$188.7	4		$828.1		$929.3	(11)
Asia Pacific Fibre Cement		78.1		52.6	49		296.5		273.3	9

Total Net Sales		$274.9		$241.3	14		$1,124.6		$1,202.6	(6)
Cost of goods sold		(183.5)		(172.1)	(7)		(708.5)		(813.8)	13

Gross profit		91.4		69.2	32		416.1		388.8	7
Selling, general and administrative expenses		(48.5)		(47.1)	(3)		(185.8)		(208.8)	11
Research & development expenses		(6.9)		(6.0)	(15)		(27.1)		(23.8)	(14)
Asbestos adjustments		(24.2)		(176.5)	86		(224.2)		17.4	—

EBIT		11.8		(160.4)	—		(21.0)		173.6	—
Net interest expense		(2.1)		(1.1)	(91)		(4.0)		(3.0)	(33)
Other income (expense)		0.3		(14.8)	—		6.3		(14.8)	—

Operating profit (loss) before income taxes		10.0		(176.3)	—		(18.7)		155.8	—
Income tax (expense) benefit		(12.3)		46.7	—		(66.2)		(19.5)	—

Net operating (loss) profit		$(2.3)		$(129.6)	98		$(84.9)		$136.3	—

(Loss) earnings per share — diluted (US cents)		(0.5)		(30.0)	98		(19.6)		31.4	—
Volume (mmsf)
USA and Europe Fibre Cement		314.0		308.3	2		1,303.7		1,526.6	(15)
Asia Pacific Fibre Cement		97.5		89.2	9		389.6		390.6	—
Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	627	US$	612	2	US$	635	US$	609	4
Asia Pacific Fibre Cement	A$	887	A$	883	—	A$	894	A$	879	2

	Full Year Ended 31 March
			%
US$ Millions	FY10	FY09	Change

Net cash provided by operating activities, excluding asbestos (see page 23)	$182.0	$64.8	—

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 17. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 4th quarter and the full year of the current fiscal year versus the 4th quarter and the full year of the prior fiscal year.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Total Net Sales
Total net sales for the quarter increased 14% compared to the previous corresponding quarter from US$241.3 million to US$274.9 million. Total net sales benefited from an increase in sales volume of 2% in the USA and Europe Fibre Cement business and 9% in the Asia Pacific Fibre Cement business. In addition, total net sales for the quarter were favourably affected by the Asia Pacific Fibre Cement results, which reflected a significant appreciation of local currencies against the US dollar. For the full year, total net sales decreased 6% from US$1,202.6 million to US$1,124.6 million reflecting the significant decline in United States housing activity.
USA and Europe Fibre Cement
Quarter
Higher sales volume, coupled with a higher average net sales price, led to a 4% increase in net sales for the quarter from US$188.7 million to US$196.8 million. Sales volume in the quarter increased 2% from 308.3 million square feet to 314.0 million square feet, due to significant increases in interior product sales and stable sales of exterior products.
The average net sales price increased 2% from US$612 per thousand square feet to US$627 per thousand square feet, as a result of a price increase early in fiscal year 2010, and a favourable shift in product mix.
Full year
Lower sales volume, partially offset by a higher average net sales price, resulted in an 11% decline in net sales, from US$929.3 million to US$828.1 million.
Sales volume decreased 15% from 1,526.6 million square feet to 1,303.7 million square feet, primarily due to weaker demand for the company’s products in the United States as a result of the downturn in activity in the United States housing construction and renovations market amid overall weak economic conditions. Although housing affordability has improved, the reduced availability of mortgage credit for prospective home buyers, the large inventory of homes for sale and relatively low consumer confidence continued to negatively affect demand.
The average net sales price increased 4% from US$609 per thousand square feet to US$635 per thousand square feet as a result of a price increase early in fiscal year 2010 and a favourable shift in product mix.
Discussion
USA and Europe Fibre Cement volume was 2% higher for the quarter, compared to the prior corresponding period. Regionally, sales in the United States were strong in the West, stable in the North and down in the South. For the full year, USA and Europe Fibre Cement volume was down 15%, reflecting the downturn in the housing construction market.
USA and Europe Fibre Cement EBIT increased by 8% to US$34.8 million in the fourth quarter compared to the prior corresponding period. The EBIT performance for the quarter was favourably affected by higher sales volume, higher average net sales price, a reduction in warranty cost and improved plant performance, partially offset by higher raw material input costs, primarily pulp. For the full year, EBIT increased 5% to US$208.5 million, driven by lower input costs, higher average net sales price and improved plant performance, partially offset by lower sales volume and a resulting increase in the fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

For the full year ended 31 March 2010, the average Northern Bleached Softwood Kraft (NBSK) pulp price was US$761 per ton, 7% down compared to US$814 per ton for the prior year; however during the course of the year, key raw material and energy costs increased. The average pulp price in the fourth quarter was 24% higher than in the fourth quarter of fiscal year 2009, and 9% higher than in the third quarter of fiscal year 2010 as a result of continued strong demand, especially from China, and the effects on supply of the Chilean earthquake in February 2010.
Although production capacity has been re-commissioned as the NBSK pulp price index has risen, the price of pulp is expected to remain high in the immediate to medium term. In April 2010, the average NBSK pulp price rose to US$939 per ton.
According to the New York Mercantile Exchange Natural Gas price index, natural gas prices averaged US$4.05 per million British thermal units (MBTU) in fiscal year 2010, down 48% from the prior year average of US$7.81 per MBTU. For the fourth quarter of fiscal year 2010, natural gas prices were relatively unchanged when compared to the previous corresponding period. In April 2010, the average gas price was US$3.97 per MBTU.
Similarly, freight costs were lower for fiscal year 2010, compared to the prior fiscal year. However, freight costs rose in the fourth quarter of fiscal year 2010, compared to the previous corresponding period and the preceding quarter, in response to significantly higher diesel prices amid emerging signs of a recovery in the United States economy.
Over the full year, the ColorPlus® product range continued to increase its penetration rate, and in the fourth quarter of fiscal year 2010, it constituted a higher proportion of total exterior sales in the northern United States, compared to the fourth quarter of fiscal year 2009.
The company’s strategy remains unchanged, with the focus continuing to be on primary demand growth, product mix shift and zero to landfill.
Asia Pacific Fibre Cement
Quarter
Net sales increased 49% to US$78.1 million from US$52.6 million. The higher value of the Asia Pacific business’ currencies against the US dollar in the fourth quarter accounted for 39% of the increase, while the remaining 10% of the increase was due to the underlying Australian dollar business results. In Australian dollars, net sales increased 10% due to an increase in sales volume.
Full year
Net sales increased 9% from US$273.3 million to US$296.5 million. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 7% of the increase, while the remaining 2% of the increase was due to the underlying Australian dollar business results. In Australian dollars, net sales increased 2% due to an increase in average net sales price.
Discussion
Results for the Australian business improved in the quarter, due to an increase in sales volume, driven by growing demand in the small-to-medium-size-builder and renovations segments and a strengthening local housing construction market. For the full year, sales volume was stable.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Australian Bureau of Statistics (ABS) data for the March quarter showed residential housing approvals increased 45% compared to the corresponding quarter of the prior year, with detached housing approvals up 36% and medium density approvals up 98% compared to the fourth quarter of the prior year. For the full year, the ABS reported a 16% increase in housing approvals compared to the prior year.
The New Zealand business also improved in the quarter, supported by a stronger operating environment, with housing consents increasing 32% compared to the March quarter of 2009. The Philippines business in the quarter increased sales by 23%, driven largely by stronger repair and remodel sales.
For the full year, Asia Pacific sales volume was stable as increasing volume in Australia and the Philippines was offset by an 11% decrease in New Zealand volume, due to a weaker domestic market in fiscal year 2010, compared to the prior year.
In Australia, the Scyon™ branded product range continued to build momentum over the course of the fiscal year, with fourth quarter sales volume up 33% compared to the prior corresponding period, driven primarily by sales of Secura™ flooring. Scyon™ differentiated products represented 14% of sales volume in the fourth quarter.
In New Zealand, sales of differentiated products also grew in fiscal year 2010. In the fourth quarter, differentiated products represented 60% of total net sales, with HardieGlaze™ Lining a significant driver of this growth.
Similarly, in the Philippines, sales of differentiated products, primarily thicker board, increased over the full year. In the fourth quarter, differentiated products represented 23% of total net sales.
Appreciating local currencies resulted in an 11% decrease in raw material costs measured in Australian dollar terms for the Asia Pacific business compared to the fourth quarter of fiscal year 2009. The vast majority of this saving relates to pulp which is traded in US dollars. For the full year, raw material costs decreased 5% compared to the prior year.
Gross Profit
Quarter
Gross profit increased 32% from US$69.2 million to US$91.4 million. The gross profit margin increased 4.5 percentage points from 28.7% to 33.2%.
USA and Europe Fibre Cement gross profit increased 21% compared to the prior corresponding period. Gross profit benefited 9% from a reduction in warranty expense and 8% as a result of an increase in average net sales price. Gross profit also benefited from higher volume and improved plant performance, partially offset by a 5% detriment due to an increase in raw material input costs, primarily pulp.
The gross profit margin of the USA and Europe Fibre Cement business increased by 4.8 percentage points.
Asia Pacific Fibre Cement gross profit increased 78% compared to the prior corresponding period. This was primarily due to the appreciation of the Asia Pacific business’ currencies against the US dollar in the fourth quarter of the current year compared to the corresponding quarter of the prior year.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

In Australian dollars, Asia Pacific Fibre Cement gross profit increased by 25% compared to the prior corresponding period. Gross profit benefited 9% from higher volume and 9% as a result of decreasing raw material input costs, principally pulp, as appreciating local currencies more than offset increasing costs of raw materials that are traded in US dollars. Gross profit also benefited from improved plant performance, partially offset by higher warranty and freight cost.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 5.0 percentage points in the quarter.
Full year
Gross profit for the full year increased 7% from US$388.8 million to US$416.1 million. The gross profit margin increased 4.7 percentage points from 32.3% to 37.0%.
USA and Europe Fibre Cement gross profit increased 5% compared to the prior year. Gross profit benefited 11% as a result of higher average net sales price and 12% from a reduction in input costs, primarily pulp, energy and freight and lower warranty expenses. These benefits were partially offset by a 19% detriment due to lower sales volume and a resulting increase in the fixed unit cost of manufacturing, as fixed costs were spread over significantly lower production volume.
The gross profit margin of the USA and Europe Fibre Cement business increased by 5.9 percentage points.
Asia Pacific Fibre Cement gross profit increased 16% compared to fiscal year 2009. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 8% of the increase.
In Australian dollars, Asia Pacific Fibre Cement gross profit benefited 6% as a result of a favourable price movement, including product mix shift. In addition gross profit benefited 5% from reduced manufacturing costs and decreased raw material input costs as appreciating local currencies more than offset increasing costs of raw materials that are traded in US dollars. These benefits were offset by higher warranty expenses.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 1.9 percentage points.
Selling, General and Administrative (SG&A) Expenses
Quarter
SG&A expenses increased 3%, from US$47.1 million to US$48.5 million. Higher SG&A expenses in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments were partially offset by a reduction in general corporate costs of US$10.9 million. As a percentage of sales, SG&A expenses declined 1.9 percentage points to 17.6%.
SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.5 million.
Full year
SG&A expenses decreased 11% from US$208.8 million to US$185.8 million. The decrease was primarily due to a favourable US$7.6 million adjustment to a legal provision following settlement of a contractual warranty and lower general corporate costs, partially offset by higher SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments. As a percentage of sales, SG&A expenses declined 0.9 of a percentage point to 16.5%.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

SG&A expenses included non-claims handling related operating expenses of the AICF of US$2.1 million.
Further information on general corporate costs is included below.
ASIC Proceedings
On 23 April 2009, his Honour Justice Gzell issued judgment against the company and ten former officers and directors of the company.
All defendants other than two lodged appeals against Justice Gzell’s judgments, and the Australian Securities and Investments Commission (ASIC) responded by lodging cross-appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the company was heard in May 2010. A final judgment is awaited.
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and costs of the appeal and the first instance proceedings that the company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities.
As with the first instance proceedings, the company has agreed to pay a proportion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
As a result of the above uncertainties, it is not presently possible for the company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 31 March 2010, the company has not recorded any related loss reserves.
It is the company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the company’s financial position, liquidity, results of operations and cash flows.
For the quarter and full year ended 31 March 2010, the company incurred legal costs related to the ASIC proceedings, noted as ASIC expenses, of US$1.8 million and US$3.4 million respectively. These costs were up slightly for the quarter and substantially lower compared to the full year ended 31 March 2009, when the company incurred ASIC expenses of US$1.7 million and US$14.0 million, respectively. ASIC expenses are included in SG&A expenses.
The company’s net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2010 total US$23.1 million.
Background
In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the Court) against the company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.
The company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the other former directors and officers of the company.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Readers are referred to Note 13 of the company’s 31 March 2010 Consolidated Financial Statements for further information on the ASIC Proceedings.
Chile Litigation
On 30 December 2009, the company entered into a settlement agreement with Compañía Industrial El Volcán S.A. (El Volcan) resolving all outstanding issues between the parties relating to the sale of Fibrocementos Volcán Limitada (FC Volcan) (the former James Hardie Chilean entity) to El Volcan in July 2005. Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Industría Cementa Limitada or Electrónica Quimel S.A.
El Volcan will now be responsible for its own defence of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of FC Volcan, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed by the company under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the company’s provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in general corporate costs for the year ended 31 March 2010.
Background
On 24 April 2009, a trial court in Santiago, Chile awarded the then equivalent of US$13.4 million in damages against FC Volcan, in civil litigation brought by Cementa in 2007.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Quimel also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the company had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 23 June 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.
The company denied and continues to deny the allegations of predatory pricing in Chile.
Readers are referred to Note 13 of the company’s 31 March 2010 Consolidated Financial Statements for further information on the Chile litigation.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 21% higher for the quarter at US$4.0 million, compared to the corresponding period of the prior year, and 9% higher for the full year at US$15.7 million.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 7% higher for the quarter at US$2.9 million and 24% higher for the full year at US$11.4 million, compared to the prior corresponding periods.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the company’s security holders in February 2007.
The discounted central estimate of the asbestos liability has decreased from A$1.782bn at 31 March 2009 to A$1.537bn at 31 March 2010. The reduction in the discounted central estimate of A$245m is primarily due to increases in yields on Government Bonds, which are used for discounting the future cash flows; and a reduction in the projected future number of claims to be reported for a number of disease types.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.
For the quarter from 31 December 2009 to 31 March 2010, the Australian dollar appreciated against the US dollar by 2% to US$0.9158. For the full year from 31 March 2009 to 31 March 2010, the Australian dollar appreciated against the US dollar by 33%, compared to a 25% depreciation in the prior year.
The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010. The asbestos adjustments for the quarter and full year ended 31 March 2010 are as follows:

US$ Millions	Q4 FY 2010	Q4 FY 2009	FY 2010	FY 2009

Change in estimates	$(3.3)	$(162.3)	$(3.3)	$(162.3)
Effect of foreign exchange movements	$(20.9)	$(14.2)	$(220.9)	$179.7

Asbestos adjustments	$(24.2)	$(176.5)	$(224.2)	$17.4

Claims Data
The number of new claims filed in the current year, being 134 and 535 for the quarter and full year ended 31 March 2010, respectively, is lower than new claims of 145 and 607 reported for the corresponding periods of last year respectively, and also slightly below actuarial expectations for the full year ended 31 March 2010.
The number of claims settled of 110 and 540 for the quarter and full year ended 31 March 2010, respectively, is lower than claims settled of 113 and 596 for the corresponding periods of last year.
The average claim settlement of A$191,000 for the full year ended 31 March 2010 is in line with that for the corresponding period last year and slightly below the actuarial expectations for the full year.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Asbestos claims paid of A$18.3 million and A$103.2 million for the quarter and full year ended 31 March 2010, respectively, are lower than the actuarial expectation of A$28.6 million and A$114.2 million for the quarter and full year ended 31 March 2010, respectively.
As of 31 March 2010, the AICF had cash and investment assets of A$63.1 million (US$57.8 million). James Hardie will make a contribution of approximately US$64.7 million to the AICF on 1 July 2010. This amount represents 35% of the company’s free cash flow for fiscal year 2010, as defined by the AFFA.
All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 11 of the company’s 31 March 2010 Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT for the quarter moved from a loss of US$160.4 million to EBIT of US$11.8 million. EBIT for the quarter includes net unfavourable asbestos adjustments of US$24.2 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$1.8 million. For the corresponding period in the prior year, EBIT included net unfavourable asbestos adjustments of US$176.5 million, AICF SG&A income of US$0.7 million and ASIC expenses of US$1.7 million, as shown in the table below.
EBIT for the full year moved from US$173.6 million to a loss of US$21.0 million for the current year. The loss for the full year includes net unfavourable asbestos adjustments of US$224.2 million (due primarily to the appreciation of the Australian dollar against the US dollar during the period), AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million.
In the prior year, EBIT included net favourable asbestos adjustments of US$17.4 million (attributable to depreciation of the Australian dollar against the US dollar during the period, partially offset by a change in the actuarial estimate), AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million, as shown in the following table.

	Three Months and Full Year Ended 31 March
EBIT - US$ Millions	Q4 FY10	Q4 FY09	% Change	FY10	FY09	% Change

USA and Europe Fibre Cement	$34.8	$32.3	8	$208.5	$199.3	5
Asia Pacific Fibre Cement	14.3	6.7	—	58.7	47.1	25
Research & Development	(4.1)	(4.2)	2	(19.0)	(18.9)	(1)
General Corporate:
General corporate costs	(8.5)	(19.4)	56	(42.9)	(70.6)	39
Asbestos adjustments	(24.2)	(176.5)	86	(224.2)	17.4	—
AICF SG&A expenses	(0.5)	0.7	—	(2.1)	(0.7)	—

EBIT	11.8	(160.4)	—	(21.0)	173.6	—
Excluding:
Asbestos:
Asbestos adjustments	24.2	176.5	(86)	224.2	(17.4)	—
AICF SG&A expenses	0.5	(0.7)	—	2.1	0.7	—
ASIC expenses	1.8	1.7	6	3.4	14.0	(76)

EBIT excluding asbestos and ASIC expenses	$38.3	$17.1	—	$208.7	$170.9	22
Net sales	$274.9	$241.3	14	$1,124.6	$1,202.6	(6)
EBIT margin excluding asbestos and ASIC expenses	13.9%	7.1%		18.6%	14.2%

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT increased by 8% from US$32.3 million to US$34.8 million for the quarter. The increase in EBIT was driven by higher volume, higher average net sales price, a reduction in warranty expense and improved plant performance, partially offset by higher material input costs, primarily pulp. The USA and Europe Fibre Cement EBIT margin was 0.6 percentage points higher at 17.7%.
USA and Europe Fibre Cement EBIT increased by 5% from US$199.3 million to US$208.5 million for the full year. The EBIT improvement was driven by lower material input costs (primarily pulp, energy and freight), higher average net sales price and improved plant performance which contributed to lower average unit manufacturing costs. These benefits were partially offset by lower sales volume and a resulting increase in the fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume. The USA and Europe Fibre Cement EBIT margin was 3.8 percentage points higher at 25.2%.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 113% from US$6.7 million to US$14.3 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 77% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 36% due to increased sales volume, the growth in sales of higher-margin differentiated products, reduced raw material and manufacturing costs and improved plant performance. These benefits were partially offset by higher warranty and freight cost. The EBIT margin was 5.6 percentage points higher at 18.3%.
Asia Pacific Fibre Cement EBIT for the full year increased 25% from US$47.1 million to US$58.7 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 11% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the full year increased 14% due to strong primary demand growth offsetting weakened local markets, an increase in average net sales price, and favourable product mix shift, together with lower raw materials costs and reduced manufacturing costs. These benefits were partially offset by an increase in warranty expenses. The EBIT margin was 2.6 percentage points higher at 19.8%.
General Corporate Costs
General corporate costs for the quarter decreased 56% from US$19.4 million to US$8.5 million. For the full year, general corporate costs decreased 39% from US$70.6 million to US$42.9 million.
The company incurred costs associated with its proposed domicile change of US$0.7 million and US$9.1 million in the current quarter and full year, respectively, compared to US$7.8 million and US$10.3 million in the corresponding quarter and full year of the prior year, respectively.
For the quarter, ASIC expenses remained relatively flat at US$1.8 million in the current quarter, compared to US$1.7 million in the fourth quarter of the prior year. For the full year, ASIC expenses decreased from US$14.0 million in the prior year to US$3.4 million in the current year.
General corporate costs excluding ASIC expenses and domicile change related costs for the quarter decreased from US$9.9 million in the prior year to US$6.0 million in the current year. General corporate costs excluding ASIC expenses and domicile change related costs for the full year decreased from US$46.3 million in the prior year to US$30.4 million in the current year. The reduction was due to a US$7.6 million reversal of a legal provision and reductions in other general corporate costs.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Net Interest Expense
Net interest expense for the quarter increased from US$1.1 million in the corresponding quarter of the prior year, to US$2.1 million in the current quarter. Net interest expense for the quarter ended 31 March 2010 included AICF interest income of US$0.7 million and a realised loss of US$1.3 million on interest rate swaps. Net interest expense for the quarter ended 31 March 2009 included AICF interest income of US$1.6 million and nil related to interest rate swaps.
For the full year, net interest expense increased from US$3.0 million in the prior year to US$4.0 million in the current year. Net interest expense for the full year ended 31 March 2010 included AICF interest income of US$3.3 million and a realised loss of US$2.5 million on interest rate swaps. Net interest expense for the full year ended 31 March 2009 included AICF interest income of US$6.4 million and nil related to interest rate swaps.
Other Income (Expense)
Other income for the quarter moved from an expense of US$14.8 million in the corresponding quarter of the prior year to income of US$0.3 million in the current quarter. The turnaround resulted from an other-than-temporary impairment charge of US$14.8 million recognised at 31 March 2009 on restricted short-term investments held by the AICF. Other income for the quarter ended 31 March 2010 includes a realised gain of US$2.0 million (A$2.3 million) arising from the sale of restricted short-term investments held by the AICF and an unrealised loss of US$1.7 million resulting from movements in the fair value of interest rate swap contracts.
For the full year, other income moved from an expense of US$14.8 million in the prior year to income of US$6.3 million in the current year. The turnaround resulted from an other-than-temporary impairment charge of US$14.8 million recognised at 31 March 2009 on restricted short-term investments held by the AICF. Other income for the full year also benefited from a US$6.7 million (A$7.9 million) realised gain arising from the sale of restricted short-term investments held by the AICF, partially offset by an unrealised loss of US$0.4 million resulting from movements in the fair value of interest rate swaps.
Income Tax
Income Tax Expense
Income tax expense for the quarter moved from a benefit of US$46.7 million to an expense of US$12.3 million. For the full year ended 31 March 2010, income tax expense increased from US$19.5 million to US$66.2 million. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 31.6% for the quarter, compared to 52.8% for the corresponding quarter of the prior period, and 34.4% for the full year, compared to 41.4% for the corresponding prior period. The change in effective tax rates excluding asbestos and tax adjustments compared to the prior corresponding periods is attributable to changes in the geographic mix of earnings and expenses, reductions in non-tax deductible expenses and the reversal of a non-taxable legal provision in operating profit.
Tax Adjustments
The company recorded unfavourable tax adjustments of US$2.0 million and favourable tax adjustments of US$2.0 million for the quarter and full year ended 31 March 2010, respectively, compared to favourable tax adjustments of US$4.7 million for the quarter and unfavourable tax adjustments of US$7.2 million for the full year of the prior year. The tax adjustments in the fourth quarters and the fiscal years 2010 and 2009 relate to uncertain tax position adjustments.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. Judgment was reserved and has not yet been handed down.
The company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the company has not recorded any liability at 31 March 2010 for the amended assessment.
The company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the company has treated all payments in respect of the amended assessment made up to 31 March 2010 and related accrued interest receivable as a deposit, and it is the company’s intention to treat any payments to be made at a later date as a deposit. At 31 March 2010 and 31 March 2009, this deposit totalled US$247.2 million (A$269.9 million) and US$173.5 million (A$252.5 million), respectively.
Should the judgment of the Federal Court in respect of the hearing in September 2009 be against RCI, a charge may be required to be recorded while the company continues an appeal process in higher courts. Had the company been required to take this charge at 31 March 2010, the charge would have been an estimated amount of US$351.9 million (A$384.2 million). However, except for quarterly payments by RCI of interest on the unpaid balance of the amended assessment (being US$168.8 million (A$184.3 million), no cash would be required to be exchanged between RCI and the ATO until the matter has been ultimately resolved.
Net Operating (Loss) Profit
Net operating loss for the quarter was US$2.3 million, compared to US$129.6 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased from US$7.7 million to US$23.7 million as shown in the table below.
For the full year, net operating loss moved from a profit of US$136.3 million to a loss of US$84.9 million. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% from US$100.5 million to US$133.0 million as shown in the table below.
Fiscal year 2010 amounts include a onetime legal provision reversal of US$7.6 million. Readers are referred to Note 13 of the company’s 31 March 2010 Consolidated Financial Statements for further information on the legal provision reversal.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

	Three Months and Full Year Ended 31 March
Net Operating Profit - US$ millions	Q4 FY10	Q4 FY09	% Change	FY10	FY09	% Change

Net operating (loss) profit	$(2.3)	$(129.6)	98	$(84.9)	$136.3	—
Excluding:
Asbestos:
Asbestos adjustments	24.2	176.5	(86)	224.2	(17.4)	—
AICF SG&A expenses	0.5	(0.7)	—	2.1	0.7	—
AICF interest income	(0.7)	(1.6)	56	(3.3)	(6.4)	48
(Gain) impairment on AICF investments	(2.0)	14.8	—	(6.7)	14.8	—
Tax expense (benefit) related to asbestos adjustments	1.1	(48.7)	—	1.1	(48.7)	—
ASIC expenses	1.8	1.7	6	3.4	14.0	(76)
Tax adjustments	1.1	(4.7)	—	(2.9)	7.2	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$23.7	$7.7	—	$133.0	$100.5	32

Cash Flow
During the full year ended 31 March 2010, net operating cash flow increased by US$228.3 million to net cash provided of US$183.1 million from net cash used of US$45.2 million in the prior comparable period. This increase is primarily due to two significant cash outflows in the prior comparable period that did not recur in the current period: the payment to the AICF of US$110.0 million and the payment to the ATO of US$101.6 million in settlement of disputes for the years 2002 and 2004 to 2006. In addition, net operating cash flow was favourably impacted by a net improvement in operating results across the business, changes in accrued liabilities and an increase in accounts payable due to rising levels of inventory. These favourable movements were partially offset by an increase in accounts receivable.
Historically, the company has generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when the company does not incur any unusual or discrete large cash outflows, such as or similar to the ATO settlement during the prior comparable period, the company expects that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, the company expects to rely more significantly on available credit facilities and other sources of working capital.
During the full year ended 31 March 2010, net cash used in investing activities increased to US$50.5 million from US$26.1 million in the prior comparable period as capital expenditures increased.
The strength of free cash flow in the quarter and full year ended 31 March 2010 enabled the company to reduce net debt by US$6.0 million and US$146.8 million, respectively.
Dividend
The company announced on 20 May 2009 that it would omit the year-end dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it is anticipated the company will continue to omit dividends in order to conserve capital. This remains the company’s position.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Liquidity and Capital Resources
At 31 March 2010, the company had net debt of US$134.8 million, a decrease of US$146.8 million from net debt of US$281.6 million at 31 March 2009.
Excluding restricted cash, the company had cash and cash equivalents of US$19.2 million as of 31 March 2010. At that date, it also had credit facilities totalling US$426.7 million, of which US$154.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2010
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$161.7	$95.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0

Total		$426.7	$154.0

The weighted average remaining term of the total credit facilities at 31 March 2010 was 2.6 years.
In December 2009, the company refinanced US$130.0 million in facilities, which previously had maturity dates in or prior to June 2010. The maturity date of these new facilities is in December 2012.
In June 2010, US$161.7 million of the company’s term facilities will mature. The company does not anticipate refinancing these facilities; accordingly, any amounts outstanding under these facilities will be repaid at that time by utilising longer term facilities.
If the company is unable to extend its remaining credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances, cash available under proposed new credit facilities and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed credit facilities, anticipated future net operating cash flow and proposed new credit facilities.
Asbestos Compensation
Since the AICF was established in 2007, the company has contributed A$302 million to the fund. In fiscal year 2010, the company’s contributions to the AICF were restricted by a decline in the company’s net operating cash flow as a result of, among other things, the unprecedented downturn in the US housing markets.
On 23 April 2009, the company and the NSW Government were advised by the AICF that its Board had determined that it was reasonably foreseeable that, within two years, the available assets of the AICF were likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.
On 7 November 2009, the NSW Government and the Australian Government announced that the Australian Government had agreed to loan up to A$160 million to the NSW Government to contribute towards a standby loan facility of up to A$320 million that the NSW Government had agreed to make available to the AICF. The proposed standby loan facility would enable the AICF to meet a short-term funding shortfall, and to continue to make payments to claimants. On 2 December 2010, the NSW Government passed The James Hardie Former Subsidiaries (Winding up and Administration) Amendment Bill 2009 to authorise and approve the loan facility agreement, associated guarantees and security, and ensure that the AICF has the authority to repay the loan.
The provision of the proposed standby loan facility to the AICF does not reduce the company’s obligations under the AFFA. The obligation to pay claimants remains with the AICF, and it is anticipated that its primary source of funding will continue to be contributions from James Hardie.
The terms of the agreement are currently being negotiated and the facility has not yet been finalised.
James Hardie will make a further contribution of approximately US$63.7 million to the AICF on 1 July 2010. This amount represents 35% of the company’s free cash flow for fiscal year 2010, as defined by the AFFA.
Re-domicile
On 21 August 2009, JHI NV shareholders approved Stage 1 of a two-stage proposal (the Proposal) to transform the company into a Societas Europaea (SE) (Stage 1) and, subsequently, change its domicile from The Netherlands to Ireland (Stage 2).
Taxes
In connection with implementing Stage 1 of the company’s proposal to re-domicile its corporate seat to Ireland, the company incurred a tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity located in Bermuda and tax resident in Ireland and (ii) the exit from the Dutch Financial Risk Reserve regime.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

The Dutch Tax Authority (DTA) reviewed the company’s assessed fair value of the intellectual property as performed by a third party valuation firm. Based on the DTA’s review, the company incurred a capital gain and Dutch exit tax liability of US$41.2 million. This charge has been deferred and included in non-current Other Assets on the company’s Consolidated Balance Sheets as of 31 March 2010. The deferred charge will be amortised on a straight-line basis over the estimated remaining useful life of the intellectual property.
Implementation Timing
In the Explanatory Memorandum for Stage 1 of the Proposal, the company estimated that implementation of the Proposal would be complete by January 2010.
The company completed Stage 1 of the Proposal on 19 February 2010 and transformed from a Dutch NV company to a Dutch SE company and now operates under the name of James Hardie Industries Societas Europaea (JHI SE).
On 17 March 2010 (US time), James Hardie filed with the US Securities and Exchange Commission (SEC) and the ASX a Registration Statement on Form F-4 including a draft Explanatory Memorandum outlining Stage 2 of the Proposal which will transform JHI SE to an Irish SE by moving the company’s corporate domicile from The Netherlands to Ireland. If shareholders approve Stage 2 of the Proposal, JHI SE will become subject to Irish law in addition to the SE Regulation.
Following SEC review of the Registration Statement and formal Board approval of the change in corporate domicile, the final Explanatory Memorandum for Stage 2 was submitted to the SEC and the ASX with a filing date of 22 April 2010 (Australian time).
An Extraordinary General Meeting to consider Stage 2 of the Proposal will be held in The Netherlands on 2 June 2010. Before this, an Extraordinary Information Meeting will be held in Sydney on 28 May 2010. If shareholders approve Stage 2, the company anticipates that the Proposal will be implemented in June 2010.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements.
These documents, along with a webcast of the Management Presentation on 27 May 2010, are available from the Investor Relations area of the company’s website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2009 with the SEC on 25 June 2009.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$11.8	$(160.4)	$(21.0)	$173.6
Asbestos:
Asbestos adjustments	24.2	176.5	224.2	(17.4)
AICF SG&A expenses	0.5	(0.7)	2.1	0.7
ASIC expenses	1.8	1.7	3.4	14.0

EBIT excluding asbestos and ASIC expenses	38.3	17.1	208.7	170.9
Net sales	$274.9	$241.3	$1,124.6	$1,202.6
EBIT margin excluding asbestos and ASIC expenses	13.9%	7.1%	18.6%	14.2%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating (loss) profit	$(2.3)	$(129.6)	$(84.9)	$136.3
Asbestos:
Asbestos adjustments	24.2	176.5	224.2	(17.4)
AICF SG&A expenses	0.5	(0.7)	2.1	0.7
AICF interest income	(0.7)	(1.6)	(3.3)	(6.4)
(Gain) impairment on AICF investments	(2.0)	14.8	(6.7)	14.8
Tax expense (benefit) related to asbestos adjustments	1.1	(48.7)	1.1	(48.7)
ASIC expenses	1.8	1.7	3.4	14.0
Tax adjustments	1.1	(4.7)	(2.9)	7.2

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$23.7	$7.7	$133.0	$100.5

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$23.7	$7.7	$133.0	$100.5
Weighted average common shares outstanding - Diluted (millions)	438.9	435.6	436.8	434.5

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	5.4	1.8	30.5	23.1

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Operating profit (loss) before income taxes	$10.0	$(176.3)	$(18.7)	$155.8
Asbestos:
Asbestos adjustments	24.2	176.5	224.2	(17.4)
AICF SG&A expenses	0.5	(0.7)	2.1	0.7
AICF interest income	(0.7)	(1.6)	(3.3)	(6.4)
(Gain) impairment on AICF investments	(2.0)	14.8	(6.7)	14.8

Operating profit before income taxes excluding asbestos	$32.0	$12.7	$197.6	$147.5

Income tax (expense) benefit	(12.3)	46.7	(66.2)	(19.5)
Tax expense (benefit) related to asbestos adjustments	1.1	(48.7)	1.1	(48.7)
Tax adjustments	1.1	(4.7)	(2.9)	7.2

Income tax expense excluding tax adjustments	(10.1)	(6.7)	(68.0)	(61.0)

Effective tax rate excluding asbestos and tax adjustments	31.6%	52.8%	34.4%	41.4%

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$11.8	$(160.4)	$(21.0)	$173.6
Depreciation and amortisation	16.1	14.8	61.7	56.4

EBITDA	$27.9	$(145.6)	$40.7	$230.0

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

General corporate costs	$8.5	$19.4	$42.9	$70.6
Excluding:
ASIC expenses	(1.8)	(1.7)	(3.4)	(14.0)
Domicile change related costs	(0.7)	(7.8)	(9.1)	(10.3)

General corporate costs excluding ASIC expenses and domicile change related costs	$6.0	$9.9	$30.4	$46.3

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 11 of the 31 March 2010 Consolidated Financial Statements, the net A FFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 31 March 2010 Consolidated Financial Statements.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

James Hardie Industries SE
Consolidated Balance Sheet
31 March 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$212.0	$(192.8)	$19.2
Restricted cash and cash equivalents	0.6	—	0.6
Restricted cash and cash equivalents — Asbestos	—	44.5	44.5
Restricted short-term investments — Asbestos	—	13.3	13.3
Accounts and notes receivable, net of allowance for doubtful accounts of $2.3 million	154.9	0.1	155.0
Inventories	149.1	—	149.1
Prepaid expenses and other current assets	25.3	0.3	25.6
Insurance receivable — Asbestos	—	16.7	16.7
Workers’ compensation — Asbestos	—	0.1	0.1
Deferred income taxes	24.0	—	24.0
Deferred income taxes — Asbestos	—	16.4	16.4

Total current assets	565.9	(101.4)	464.5
Restricted cash and cash equivalents	4.7	—	4.7
Property, plant and equipment, net	708.2	2.4	710.6
Insurance receivable — Asbestos	—	185.1	185.1
Workers’ compensation — Asbestos	—	98.8	98.8
Deferred income taxes	3.2	—	3.2
Deferred income taxes — Asbestos	—	420.0	420.0
Deposit with Australian Taxation Office	247.2	—	247.2
Other assets	44.7	—	44.7

Total assets	$1,573.9	$604.9	$2,178.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$99.3	$1.6	100.9
Current portion of long-term debt	95.0	—	95.0
Accrued payroll and employee benefits	41.8	0.3	42.1
Accrued product warranties	6.7	—	6.7
Income taxes payable	18.4	16.5	34.9
Asbestos liability	—	106.7	106.7
Workers’ compensation — Asbestos	—	0.1	0.1
Other liabilities	27.7	—	27.7

Total current liabilities	288.9	125.2	414.1
Long-term debt	59.0	—	59.0
Deferred income taxes	113.5	—	113.5
Accrued product warranties	18.2	—	18.2
Asbestos liability	—	1,512.5	1,512.5
Workers’ compensation — Asbestos	—	98.8	98.8
Other liabilities	78.0	2.6	80.6

Total liabilities	557.6	1,739.1	2,296.7

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	221.1	—	221.1
Additional paid-in capital	39.5	—	39.5
Retained earnings (accumulated deficit)	697.7	(1,135.4)	(437.7)
Accumulated other comprehensive income	58.0	1.2	59.2

Total shareholders’ equity (deficit)	1,016.3	(1,134.2)	(117.9)

Total liabilities and shareholders’ equity (deficit)	$1,573.9	$604.9	$2,178.8

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

James Hardie Industries SE
Consolidated Statement of Operations
For the Year Ended 31 March 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	1,124.6	—	1,124.6
Cost of goods sold	(708.5)	—	(708.5)

Gross profit	416.1	—	416.1
Selling, general and administrative expenses	(183.7)	(2.1)	(185.8)
Research and development expenses	(27.1)	—	(27.1)
Asbestos adjustments	—	(224.2)	(224.2)

EBIT	205.3	(226.3)	(21.0)
Net Interest (expense) income	(7.3)	3.3	(4.0)
Other (expense) income	(0.4)	6.7	6.3

Operating profit (loss) before income taxes	197.6	(216.3)	(18.7)
Income tax expense	(65.1)	(1.1)	(66.2)

Net Operating Profit (Loss)	$132.5	$(217.4)	$(84.9)

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

James Hardie Industries SE
Consolidated Statement of Cash Flows
For the Year Ended 31 March 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities
Net income (loss)	$132.5	(217.4)	$(84.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortisation	61.7	—	61.7
Deferred income taxes	(3.0)	22.2	19.2
Prepaid pension cost	0.1	—	0.1
Stock-based compensation	7.7	—	7.7
Asbestos adjustments	—	224.2	224.2
Tax benefit from stock options exercised	(0.9)	—	(0.9)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	14.9	14.9
Restricted short-term investments	—	54.4	54.4
Accounts and notes receivable	(30.1)	—	(30.1)
Inventories	(12.2)	—	(12.2)
Prepaid expenses and other current assets	(48.0)	(0.1)	(48.1)
Insurance receivable — Asbestos	—	14.4	14.4
Accounts payable and accrued liabilities	56.7	(21.3)	35.4
Asbestos liability	—	(91.0)	(91.0)
Deposit with Australian Taxation Office	(29.3)	—	(29.3)
Other accrued liabilities	46.8	0.8	47.6

Net cash provided by operating activities	$182.0	$1.1	$183.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(49.4)	(1.1)	(50.5)

Net cash used in investing activities	$(49.4)	$(1.1)	$(50.5)

Cash Flows from Financing Activities
Repayments of short-term borrowings	(93.3)	—	(93.3)
Proceeds from long-term borrowings	274.0	—	274.0
Repayments of long-term borrowings	(350.7)	—	(350.7)
Proceeds from issuance of shares	10.1	—	10.1
Tax benefit from stock options exercised	0.9	—	0.9

Net cash used in financing activities	$(159.0)	$—	$(159.0)

Effect of exchange rate changes on cash	3.2	—	3.2

Net increase in cash and cash equivalents	(23.2)	—	(23.2)
Cash and cash equivalents at beginning of period	42.4	—	42.4

Cash and cash equivalents at end of period	$19.2	$—	$19.2

Components of Cash and Cash Equivalents
Cash at bank and on hand	13.1	—	13.1
Short-term deposits	6.1	—	6.1

Cash and cash equivalents at end of period	$19.2	$—	$19.2

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the company’s proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY10